Filed Pursuant to Rule 424(b)(2)
Registration No. 333-180289
Supplement dated October 23, 2013
to Pricing Supplement dated October 10, 2013,
Equity Index Underlying Supplement dated March 22, 2012,
Prospectus Supplement dated March 22, 2012 and
Prospectus dated March 22, 2012



HSBC USA Inc.

Buffered Accelerated Market Participation Securities™
with Lookback Feature
Linked to the S&P 500® Index, due November 16, 2015
CUSIP: 40432XMJ7
(the "Buffered AMPS")

This document supplements the applicable offering documents in connection with any secondary market transactions in the Buffered AMPSs by HSBC Securities (USA) Inc. and its affiliates. Capitalized terms used but not defined in this supplement have the meanings set forth in the above-captioned documents.

The Initial Level for the Buffered AMPS was defined in the pricing supplement, dated October 10, 2013 and filed with the Securities and Exchange Commission (the "SEC") on October 15, 2013(the "Pricing Supplement"). The Initial Level was defined as the lowest Official Closing Level of the Reference Asset during the Observation Period.

The Observation Period expired on October 23, 2013. The lowest Official Closing Level of the Reference Asset during the Observation Period on which a market disruption event did not occur was 1,692.56, which was the Official Closing Level of the Reference Asset on October 10, 2013, which was the first day of the Observation Period.

Therefore, the Initial Level for the Buffered AMPS is 1,692.56.

Documentation

You should read this supplement, together with the documents listed below, which together contain the terms of the Buffered AMPS and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page PS-6 of the Pricing Supplement, on page S-3 in the prospectus supplement and page S-1 of the Equity Index Underlying Supplement, as the Buffered AMPS involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the Buffered AMPS.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Pricing Supplement dated October 10, 2013:
  http://www.sec.gov/Archives/edgar/data/83246/000114420413055214/v357280_424b2.htm
- Equity Index Underlying Supplement dated March 22, 2012:
  http://www.sec.gov/Archives/edgar/data/83246/000114420412016693/v306691_424b2.htm
- Prospectus supplement dated March 22, 2012:
  http://www.sec.gov/Archives/edgar/data/83246/000104746912003151/a2208335z424b2.htm
- Prospectus dated March 22, 2012:
  http://www.sec.gov/Archives/edgar/data/83246/000104746912003148/a2208395z424b2.htm

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